EXHIBIT 23.2

The Board of Directors
VaxGen, Inc.:

We consent to incorporation by reference in the Registration Statement on Form S-8 of VaxGen, Inc. (a development stage enterprise) relating to the VaxGen, Inc. 401(k) Retirement Plan and the Employment Agreement Between George Baxter and VaxGen, Inc., of our report dated January 28, 2001, relating to the balance sheets of VaxGen, Inc. as of December 31, 2000 and 1999, and the related statements of operations, cash flows and stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2000 and for the period from November 27, 1995 (inception) through December 31, 2000, which report appears in the December 31, 2000 Annual Report on Form 10-K of VaxGen, Inc.

/s/ KPMG LLP

Seattle, Washington
May 17, 2001